TILDEN ASSOCIATES, INC.
300 HEMPSTEAD TURNPIKE, SUITE #110
WEST HEMPSTEAD, NY  11552

September 29, 2010

Andrew Mew
Accounting Branch Chief
US Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Dear Mr. Mew:

This is in response to your comment letter dated September 10, 2010. We have reviewed the comments made and plan on amending our Form 10-K for the fiscal year ended December 31, 2009 after corresponding with you and your staff to help ensure that the resulting filing is complete and accurate.  Please find our responses to your comments including anticipated changes to the Form 10-K below.  Our response is listed in, and refers to, your comments as numerically presented.

1)	In future filings, the Company will be sure to use the most recent forms and make proper reference to forms and item numbers.
2)	The Company will revise its filing to include the correct file number.
3)	The Company will provide a more robust discussion of material changes in results of operations in the amended Form 10-K and future filings.
4)	Regarding liquidity and capital recourses, the Company will expand discussion to address liquidity on both a short-term and long-term basis.
5)	The Company will revise it’s disclosures in adherence with item 307 of regulation S-K.
6)	The Company will revise its disclosure regarding to disclosure controls and procedures to exclude the entire definition of disclosure controls and procedures.
7)	The Company will include the requirements of Item 308 (T (s) of regulation S-K in the amended filing.
8)	The Company will revise its filing to remove redundant disclosure with regard to controls and procedures.
9)
Deposits on business acquisitions refer to deposits taken on repossessed repair shops which the Company attempts to re-sell. These deposits are generally non-refundable but can be applied to future business or franchise acquisitions. Total deposits on business acquisitions were $5,000 as of December 31, 2009. Please advise whether these deposits should continue to be grouped with deposits on franchises.

10)
Please note that the Company does distinguish revenue and costs from operation of Company locations when it operates such locations. The Company has not engaged in operation of a company owned store since 2007. The Company has, however, sold repossessed locations which it never operated and has recorded the sales and related costs of these company owned locations within the financial statements.

11)
With regard to the write-down of a note payable in 2008, please be aware that the balance of the note was payable by the Company to the owner of a repossessed franchise, only if a prospective franchisee was able to secure financing enabling him to purchase the business of the owner of the repossessed location. The prospective franchisee could not obtain financing within the specified time period and the Company was relieved of its obligation on the note. The Company will change its recording of income from the write-down of a note payable as non-operating income.

12)	The Company will expand its accounting policies to expand on revenue recognition and include the manner in which revenue is recognized for each type of transaction.
13)
Miscellaneous income is primarily made up of commissions and rebates earned from auto parts suppliers based on the purchases of the franchisees and bad debt recoveries received in collection proceedings. The Company has viewed these sources of income as part of operations. With regard to equipment sales, please note that the Company has not sold any equipment since 2007.

14)
The Company acquired its franchise and market area rights upon its completion of three separate purchases of assets from various franchise networks. The Company identified franchise and market area rights purchased and reflected the carrying value of the assets as intangible assets on its balance sheet. The rights purchased were all supported by franchise agreements which are contracted and for a definite term, usually twenty years. The agreements contain an option for renewal and generally include covenants which restrict non-renewing franchisees from operating an automotive repair shop within a specified radius for a specified period of time. The Company is generally successful at renewing the agreements when they expire and accordingly writes-off franchise and market area rights when expired agreements are deemed un-renewable. The Company also writes-off the value of franchise rights when a franchise is abandoned or deemed impaired.

15)	The Company will revise its disclosure to reflect gross carrying amount and accumulated amortization for intangible assets aggregate amortization expense for each of the five succeeding years.
16)	With regard to the table on Page F-11, the future minimum lease payments represent the Company’s gross lease obligation.
17)	The Company will revise its disclosure regarding future lease obligations to disclose the total minimum rentals to be received in the future under noncancelable subleases.
18)	We will revise our disclosure to indicate that the Company had no franchiser-owned repair centers in operation.
19)	The Company will correct references made to the Form 10-KSB which should be referencing Form 10-K.
20)	The Company will revise its disclosure to include rule reference to the definitions of disclosure controls and procedures and internal control our financial reporting.
21)	The Company will amend its filings to provide complete certifications including language exactly as set forth in Item 601 (b) (31) of Regulation S-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that Securities and Exchange Commission (Commission) staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Baskind
Robert Baskind
Chief Executive Officer

Enclosure